AUTOCALLABLE MARKET-LINKED STEP UP NOTES

Autocallable Market-Linked Step Up Notes Linked to the SPDR® Gold Shares

Issuer	HSBC USA Inc. ("HSBC")
Principal Amount	$10.00 per unit
Term	Approximately two years, if not called
Market Measure	The SPDR® Gold Shares (Bloomberg symbol: "GLD")
Automatic Call	The notes will be called automatically if the closing level of the Market Measure on the Observation Date is equal to or greater than the Call Level
Call Level	100% of the Starting Value
Observation Date	Approximately one year after the pricing date
Call Amount (per Unit)	[$11.40 to $11.50], to be determined on the pricing date
Payout Profile at Maturity	• If the Market Measure is flat or increases up to the Step Up Value, a return equal to the Step Up Payment • If the Market Measure increases above the Step Up Value, a return equal to the percentage increase in the Market Measure • 1-to-1 downside exposure to decreases in the Market Measure, with up to 100% of the principal amount at risk
Step Up Value	125.00% of the Starting Value
Step Up Payment	$2.50 per unit, a 25.00% return over the principal amount
Threshold Value	100% of the Starting Value
Investment Considerations	This investment is designed for investors who anticipate that the Market Measure will not decrease over the term of the notes, are willing to take full downside risk and forgo interim interest payments, and are willing to have their notes called prior to maturity.
Preliminary Offering Documents	https://www.sec.gov/Archives/edgar/data/83246/000110465926036714/tm267724d366_fwp.htm
Exchange Listing	No

You should read the relevant Preliminary Offering Documents before you invest. Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

Risk Factors

Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:

- If your notes are not automatically called, depending on the performance of the Market Measure as measured shortly before the maturity date, you may lose up to 100% of the principal amount.
- If the notes are called, your investment return is limited to the return represented by the Call Premium.
- Payments on the notes, including any repayment of principal, are subject to the credit risk of HSBC. If HSBC becomes insolvent or is unable to pay its obligations, you may lose your entire investment.
- The estimated initial value of the notes on the pricing date will be less than their public offering price.
- If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the estimated initial value of the notes on the pricing date.
- As a noteholder, you will have no rights to receive shares of the Market Measure or the asset held by the Market Measure, and you will not be entitled to receive dividends or other distributions on the Market Measure .
- Single commodity prices tend to be more volatile than, and may not correlate with, the prices of commodities generally.
- Gold prices are characterized by high and unpredictable volatility, which could lead to a high and unpredictable volatility in the Market Measure.
- The value of the Market Measure may not fully replicate the price of gold.
- There are risks relating to commodities trading on the London Bullion Market Association.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.



Note Return at Maturity
.... Direct Investment in Market Measure, Excluding Dividends

The graph above and the table below assume that the notes are not called on the Observation Date and reflect the hypothetical return on the notes at maturity, based on the terms contained in the table to the left. The graph and the table have been prepared for purposes of illustration only and do not take into account any tax consequences from investing in the notes.

Hypothetical Percentage Change from the Starting Value to the Ending Value	Hypothetical Redemption Amount per Unit	Hypothetical Total Rate of Return on the Notes
-100.00%	$0.00	-100.00%
-50.00%	$5.00	-50.00%
-20.00%	$8.00	-20.00%
-10.00%	$9.00	-10.00%
-6.00%	$9.40	-6.00%
-3.00%	$9.70	-3.00%
0.00%[1]	$12.50[2]	25.00%
10.00%	$12.50	25.00%
15.00%	$12.50	25.00%
20.00%	$12.50	25.00%
25.00%[3]	$12.50	25.00%
40.00%	$14.00	40.00%
50.00%	$15.00	50.00%
60.00%	$16.00	60.00%
100.00%	$20.00	100.00%

(1) This hypothetical percentage change corresponds to the Threshold Value.
(2) This amount represents the sum of the principal amount and the Step Up Payment of $2.50.
(3) This hypothetical percentage change corresponds to the Step Up Value.